                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)
    [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

    For the fiscal year ended              DECEMBER 31, 1999
                              --------------------------------------------------

                                       Or

    [ ] Transition report pursuant to Section 15(d) of the Securities Exchange
        Act of 1934
(No fee required)

    For the transition period from                      to
                                   -------------------      --------------------

    Commission file number                            1-12317
                           -----------------------------------------------------

    A. Full title of the plan and the address of the plan, if different from
that of the issuer named below     NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN
                               -------------------------------------------------

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

    NATIONAL-OILWELL, INC.
    ----------------------------------------------------------------------------
    10000 RICHMOND AVENUE
    ----------------------------------------------------------------------------
    4th FLOOR
    ----------------------------------------------------------------------------
    HOUSTON, TEXAS 77042-4200
    ----------------------------------------------------------------------------

                              REQUIRED INFORMATION


1.       Not Applicable.

2.       Not Applicable.

3.       Not Applicable.

4. The National-Oilwell Retirement and Thrift Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 1999


                                TABLE OF CONTENTS

Report of Independent Auditors....................................................................................4

Audited Financial Statements

         Statement of Net Assets Available for Benefits...........................................................5

         Statement of Changes in Net Assets Available for Benefits................................................6

         Notes to Financial Statements............................................................................7

Supplemental Schedule

         Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes at
              End of Year........................................................................................12

Signature........................................................................................................13

Exhibit Index

         Exhibit 23.1--Consent of Independent Certified Public Accountants.......................................14

                         REPORT OF INDEPENDENT AUDITORS

The Benefit Plan Administrative Committee
National-Oilwell Retirement and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of National-Oilwell Retirement and Thrift Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ Ernst & Young LLP

May 25, 2000




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
                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                DECEMBER 31
                                                                             1999         1998
                                                                         ------------------------
ASSETS
Cash                                                                     $       908  $     5,531
Receivables:
   Employer contributions                                                     33,208    1,189,087
   Participant contributions                                                  48,134      317,109
   Accrued income                                                            290,433      636,009
                                                                         ------------------------
Total receivables                                                            371,775    2,142,205
Investments (Note 3)                                                      85,816,741   74,291,751
                                                                         ------------------------
Total assets                                                              86,189,424   76,439,487

LIABILITIES
Other                                                                            903        3,299
                                                                         ------------------------
Total liabilities                                                                903        3,299

                                                                         ========================
Net assets available for benefits                                        $86,188,521  $76,436,188
                                                                         ========================





See accompanying notes.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                          Year ended December 31, 1999

Additions:
   Employer contributions                                                               $ 2,978,905
   Participant contributions                                                              3,499,545
   Participant rollovers                                                                    808,835
   Interest and dividends                                                                 1,108,381
   Net appreciation in fair value of investments (Note 3)                                14,693,007
                                                                                        -----------
Total additions                                                                          23,088,673
Deductions:
   Benefits paid to participants                                                         14,246,116
   Administrative expenses                                                                   82,287
                                                                                        -----------
Total deductions                                                                         14,328,403
Other changes in net assets:
   Net transfers to/from other qualified plans (Note 1)                                     992,063
                                                                                        -----------

Net increase                                                                              9,752,333

Net assets available for benefits at:
   Beginning of year                                                                     76,436,188
                                                                                        -----------
   End of year                                                                          $86,188,521
                                                                                        ===========






See accompanying notes.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS



                                DECEMBER 31, 1999


1. DESCRIPTION OF PLAN

The following description of the National-Oilwell Retirement and Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from National-Oilwell, L.P. (the "Company").

GENERAL

The Plan was established effective April 1, 1987 for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may make both pretax and after-tax contributions to the Plan. The maximum a participant can contribute (both pretax and after-tax combined) is 14% of compensation, and the minimum is 1%. At its discretion, the Company may match a portion of the participant's contribution. For 1999, the Company elected to match 25% of the first 6% of each participant's contribution. The Company may also make an additional discretionary matching contribution as of the end of each Plan year, which is determined by the Company's financial performance during the Plan year. For 1999, no additional discretionary match was made. The Company made two other types of discretionary contributions to the Plan in 1999. The first type of contribution, the Employer Retirement Contribution, is allocated to participants' accounts based on their years of service. The second discretionary contribution, the Employer Medical Savings Contribution ("MSA"), was established to accumulate assets for payment of medical insurance premiums after retirement, and is allocated to the participants' accounts based on years of service. Each participant may direct the trustee to invest both the participant's and the Company's contributions in one or more investment options.

NET TRANSFERS TO/FROM OTHER QUALIFIED PLANS

Effective December 1, 1999, the Dupre Supply Company, Inc. 401(k) Plan was merged into the Plan as a result of the acquisition of the Dupre Supply Company, Inc. in July 1999. Assets of approximately $1.896 million were transferred to the Plan as a result of this merger. Certain participants from the Black Warrior and Hiland divisions transferred balances to other qualified plans due to the sale of those divisions.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in participant and employer contributions and the related earnings which have been credited to their accounts.

BENEFIT PAYMENTS

The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from all but the retirement and MSA account balances.

PARTICIPANT LOANS

The Plan includes a loan provision that permits participants to borrow up to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments plus interest at prime plus 1% through payroll deductions and are due in one-to five-year terms. The loans are considered individually directed accounts which do not affect the assets of the other Plan participants.

ADMINISTRATIVE EXPENSES

Certain administrative expenses are paid from the Plan's assets. All other Plan expenses are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants would be 100% vested in their accounts in any event.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION

Short-term investments are stated at cost, which approximates fair value. Investments in corporate common stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by American Express based on the fair value of the underlying investments. The investment contracts with insurance companies are fully benefit-responsive and, therefore, are recorded at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate less funds used to pay benefits and expenses. Participant loans are stated at cost, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                    DECEMBER 31
                                                                                 1999         1998
                                                                             ------------------------
AET Equity Index II Fund                                                     $10,349,140  $ 8,333,986
AIM Balanced Fund                                                              6,171,870    6,335,471
AXP Growth Fund                                                               19,977,626   16,239,532
Janus Worldwide Fund                                                           9,350,806    5,574,061
AET Income II Fund                                                            21,702,131   14,442,585
Kentucky Commonwealth Life Insurance Company
   (GAC# ADA00804FR)                                                           4,522,272    4,315,492
Connecticut General Life Insurance Company
   (GIC #25198)                                                                        -    5,655,553

During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common stock                                                                              $   943,610
Common collective funds                                                                     3,422,077
Mutual funds                                                                               10,327,320
                                                                                          -----------
                                                                                          $14,693,007
                                                                                          ===========

During 1999, Plan assets included a guaranteed investment contract with Connecticut General Life Insurance Company ("CIGNA"), a group annuity contract with Kentucky Commonwealth Life Insurance Company ("Kentucky Commonwealth"), and a group annuity contract with New York Life Insurance Company ("New York Life"). Withdrawals of the funds' assets not in compliance with the contracts are subject to certain penalties.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


3. INVESTMENTS (CONTINUED)

The insurance companies maintain deposits in funds to which interest is added. The rates in effect for the years ended December 31, 1999 and 1998 are as follows:

                                            YEAR ENDED DECEMBER 31                 MATURITY
                                            1999              1998                   DATE
                                     ------------------------------------- -------------------------
CIGNA                                       6.07%             6.07%        December 31, 1999
New York Life                               6.10%             6.10%        December 31, 1999
Kentucky Commonwealth                       6.41%             6.41%        January 2, 2001

All rates are fixed through maturity.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended and restated since receiving the determination. However, the Benefit Plan Administrative Committee believes the Plan continues to operate in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

     SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR


                                December 31, 1999

                             EIN: 76-0488987 PN: 001


       IDENTITY OF ISSUE, BORROWER,                                                          CURRENT
         LESSOR, OR SIMILAR PARTY                      DESCRIPTION OF INVESTMENT              VALUE
-----------------------------------------------------------------------------------------------------------
Kentucky Commonwealth Life                     Group Annuity Contract
  Insurance Company                              #ADA00804FR                               $ 4,522,272

*American Express Trust Company                AET Money Market I Fund                         165,679

*National-Oilwell, Inc.                        242,618 shares of common stock                3,806,070

*American Express Trust Company                AET Equity Index II Fund                     10,349,140

*American Express Trust Company                AXP Bond Fund                                 1,681,881

*American Express Trust Company                AIM Balanced Fund                             6,171,870

*American Express Trust Company                Barron Asset Fund                             2,752,578

*American Express Trust Company                AXP Growth Fund                              19,977,626

*American Express Trust Company                AXP Blue Chip Advantage Fund                  3,596,919

*American Express Trust Company                Janus Worldwide Fund                          9,350,806

*American Express Trust Company                AET Income II Fund                           21,702,131

*Participant loans                             Various maturities and interest rates
                                                 ranging from 8.750% to 10.823%              1,739,769
                                                                                           -----------
                                                                                           $85,816,741
                                                                                           ===========

*Party-in-interest

                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN




       June 14, 2000                    /s/ Daniel L. Molinaro
--------------------------------    --------------------------------------------
            Date                        Daniel L. Molinaro
                                        Treasurer for National-Oilwell, Inc. and
                                        National-Oilwell Benefits Plan
                                        Administrative Committee Member

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

 23.1                   Consent of Independent Auditors